                                                                       Exhibit 1
FOR IMMEDIATE RELEASE


           NAI TECHNOLOGIES, INC. ANNOUNCES LETTER OF INTENT TO MERGE
                           WITH DRS TECHNOLOGIES, INC.

        Huntington, New York, - April 8, 1998 - NAI Technologies, Inc. (NASDAQ-
NATL) today announced that it has signed a Letter of Intent with DRS Technologies, Inc. (AMEX: DRS) for NAI to merge with and into DRS.

        NAI shareholders will receive one quarter of a share of DRS common stock for each share of NAI common stock held. NAI's 12% Convertible Subordinated Promissory Notes and Warrants to purchase NAI common stock will be convertible into or exercisable for DRS common stock at the same one quarter to one exchange ratio.

        The closing is subject to negotiation of a definitive merger agreement, completion of due diligence, approval by the respective shareholders and certain other conditions. The Letter of Intent provides for the payment of a termination fee by NAI in the amount of $1.5 million in the event that NAI accepts an offer from a third party to acquire NAI.

        Each company intends to send a joint proxy statement to its shareholders and to hold a special meeting for approval of the transaction. The transaction is anticipated to close during the third quarter of 1998.

        Robert Carlson, president and chief executive officer of NAI Technologies, said "We look forward to joining an organization of the quality, strength and longevity of DRS. This combination is expected to provide NAI with increased financial stability and new global market opportunities. The core business thrusts of the two companies are highly complementary."

        Mark S. Newman, chairman, president and chief executive officer of DRS Technologies, stated: "NAI's business complements DRS's core defense products and systems integration technology. The acquisition is consistent with our long-term growth strategy to expand DRS's market share in these areas. The addition of this company will create a $250 million, broadly based enterprise."

        DRS Technologies is a diversified, high-technology company serving government and commercial niche markets worldwide. DRS develops and manufactures a variety of leading edge systems and components used for the processing, display and storage of data. DRS provides its customers with a broad range of products, including electronic sensor, electronic imaging and electro-optical systems, and offers a full complement of technical support services. DRS's defense electronics products serve all branches of the armed forces. Its commercial and industrial products are used by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

        NAI Technologies is a diversified international electronics company with strengths in both advanced computer system design and telecommunications. It is a leading provider of rugged computers, peripherals and integrated systems for military, government and commercial applications. In addition, NAI supplies transmission equipment for analog, digital and fiber optic communications and data interchange networks. NAI's customer base includes commercial markets requiring mobile computer and communications systems, U.S. and foreign armed services, intelligence agencies, the regional Bell operating companies and major worldwide independent telephone companies.

        This press release may contain forward looking statements relating to future revenues and operating information and their impact on future results. Actual results could differ materially from those projected in the forward looking statements as a result of risk factors such as market conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties in introducing new products, competition, price sensitivity and the uncertainty of continuing market acceptance of each company's products by distributors, retailers and consumers and other risks or uncertainties detailed in such company's Securities and Exchange Commission filings.

                                        #  #  #
                                         - 6 -